Exhibit 10.24

May 8, 2007

Dear Erin:

It is a pleasure to formalize our offer for you to join the bebe team.  This offer is contingent upon successful completion of a reference check and background check.  The following details summarize your position, compensation, benefits, and other pertinent information relative to your employment with bebe stores, inc.

1.                                       Position:

You will be employed as Divisional President, BEBESPORT. You will be based in our Los Angeles Design Studio and will have direct responsibility for BEBESPORT Design, BEBESPORT Merchandising, BEBESPORT Production and BEBESPORT Marketing. Your start date will be Monday, August 6th, 2007. You will be reporting to Greg Scott, Chief Executive Officer.

2.                                       Compensation:

We are offering you the following compensation package:

a.                                       Base Salary:

Your base salary will be $400,000.00 per year.  Salaries are earned and paid in bi-weekly increments.

b.                                      Bonus:

You will be eligible to participate in the 35% pool of the bebe discretionary bonus plan.  If achieved, bonus earned per the plans terms, will be prorated based on your hire date.  To be eligible, you must be employed at the time of bonus pay out. In addition, your first year’s bonus, 35% of your base salary or $140,000, is guaranteed and will be paid upon the completion of one (1) full year of employment with BEBESPORT.

c.                                       Stock Options:

I. Time Vest Options:

After acceptance of this offer and subject to approval by the board of directors, you would receive an option to purchase 75,000 shares of bebe common stock, subject to vesting and other standard provisions of the company’s 1997 Stock Plan, as amended.  The Grant Date and consequently the Fair Market Value (FMV) or price, would be set as of the 15th of the month following the month of your date of hire.  In the event that the 15th is a weekend or trading holiday, the following trading day shall determine price/grant date.

II. Performance Based Options:

In addition to your time vest options, you will be granted up to 25,000 performance vesting options that will vest over the next 4 fiscal years, at 6,250 per year, the first lot of options to vest at the end of the first four fiscal quarters of employment (the “Performance Period”) following the Commencement Date determined pursuant to paragraph III(b) below upon the goals being met.  The vesting of these options will be entirely dependant on you and the BEBESPORT division achieving the Comparable Sales and Divisional Income goals that will be established by the CEO prior to each fiscal year.  If you and the Division do not meet the goals, the options for that year are no longer available (i.e. no rollover).

III. Performance Based Restricted Stock Units:

(a) Subject to (i) Board approval, (ii) the terms of the Company’s Stock Option Plan, (iii) the achievement by you of a 10% Comparable Sales goal and Comparable Gross Margin Dollars target (Comparable Gross Margin Dollars will be determined by the merchandise plan Gross Margin Rate of 65.5% x 10% Comparable Sales) during the first four fiscal quarters of employment (the “Performance Period”) following the Commencement Date determined pursuant to paragraph III(b) below, (iv) the completion of the Company’s financial statements for the Performance Period and (v) the final determination by the

400 Valley Drive Brisbane, CA  94005      Telephone 415.657.4472        Fax 415.657.4445

CEO that you have met such goals, you will also be granted 10,000 restricted stock units that will vest immediately.

(b)  The Commencement Date shall be August 20, 2007 and the Performance Period shall run from the beginning of the second fiscal quarter of the Company’s 2008 fiscal year to the end of the first quarter of the Company’s 2009 fiscal year, unless you send a written notice via email to the CEO on or before August 20, 2007 requesting that the Commencement Date be delayed.  If you request that the Commencement Date be delayed, the Commencement Date shall be February 6, 2008 and the Performance Period shall run from the beginning of the fourth fiscal quarter of the Company’s 2008 fiscal year to the end of the third fiscal quarter of the Company’s 2009 fiscal year.  Notice of your request to delay the Commencement Date pursuant to this section shall be sent via email to the CEO by the deadline of 11:59 pm on August 20, 2007.  Failure to deliver such notice by this deadline will mean that the Commencement Date of the Performance Period will remain August 20, 2007.

d.                                      Relocation Benefits:

I.                  Relocation Reimbursement: You will be offered relocation reimbursement of your actual expenses which are related directly to the relocation (whether or not an item is “related directly” will be determined by the Company in its reasonable discretion) for up to twenty four (24) months. Included, but not limited to, as reasonable relocation expenses are, reasonable and customary expenses involved in the sale of your home, movement of household goods, two (2) house hunting trips with your spouse, and ninety (90) days reimbursement of a rental car.  Such amount reimbursed shall not exceed $100,000 (which will be grossed up to account for tax consequences). Whatever amount is actually reimbursed by the Company is to be repaid by you to the Company in full, if prior to your 1-year anniversary from the date the final relocation expense reimbursement is made you resign or are separated from the company due to gross negligence or willful misconduct. Receipts of payment and other reasonable proof requested by the Company must precede any reimbursement.

II.              Interim Housing: In addition to the above relocation, you will also receive a housing allowance not to exceed $5,000 per month for up to 12 months.

e.                                       Personal Travel:

You will receive two economy round trip airfare tickets per month between San Francisco   and Los Angeles during your first twelve (12) months of employment.

3.                                       Benefits:

a.                                       Employee Stock Purchase Plan:

You will be eligible to participate in the Employee Stock Purchase Plan.

b.                                      bebe Benefits Plan:

I.                 You will be eligible to participate in the bebe Benefits Plan.  You will be subject to the group program’s terms and provisions, limitations, exclusions, and the company’s eligibility requirements, which will be explained to you during the benefits orientation.

II.             For bebe executives, paid time off (PTO) is discretionary and will not be accrued. The opportunity to take PTO is contingent upon the executive’s workload and ability to manage their schedule. As such, you will be eligible to take a maximum of 21 days of PTO per year.

4.                                       Performance Reviews:

You will receive a Performance Review on a bi annual basis and be given a salary review, if merited, annually.

5.                                       At-Will Employment:  bebe stores, inc.’s employment relationship with employees is an “at-will” arrangement where the employment relationship is voluntary and based on mutual consent.  You may leave your employment at any time, and bebe stores, inc. reserves the right to terminate your employment at any time, with or without cause.  Nothing said to you or promised to you by anyone other than a specific, written agreement signed by the Chief Executive Officer of the company will change this at-will arrangement.

6.                                       Company Policies:

As an employee of bebe stores, inc., you will be subject to and required to adhere to all of the company’s policies and procedures pertaining to its employees.  This includes all policies relating to standards of conduct, conflicts of interest, and compliance with the company’s rules and regulations.

7.                                       Arbitration Agreement:

You agree that if any disputes should arise between you and bebe stores, inc. (including claims against its employees, officers, directors, shareholders, agents, successors and assigns) relating or pertaining to or arising out of your employment with bebe, the dispute will be submitted exclusively to binding arbitration before a neutral arbitrator.  This means that disputes will be decided by an arbitrator rather than a court or jury, and that both you and bebe stores, inc. waive our rights to a court or jury trial.  You understand that the arbitrator’s decision will be final and exclusive, and cannot be appealed.

You agree that all disputes between you and bebe stores, inc. are covered by this Arbitration Agreement to the fullest extent permitted by law.  This includes claims for wrongful discharge, discrimination, harassment, and any injury to your physical, mental, or economic interests.  Also, you agree that all disputes are covered by this Arbitration Agreement whether based on claimed violations of statutory, contractual, or common law rights.

Disputes between you and bebe stores, inc. that are not covered by this Agreement include claims for unemployment insurance or workers’ compensation, and claims under the National Labor Relations Act or those heard exclusively by the Labor Commissioner.  This Agreement does not interfere with either party’s right to pursue a provisional remedy in court pursuant to California Code of Civil Procedure, section 1281.8.

The arbitration shall be conducted in accordance with the rules set forth in the Code of Civil Procedure, section 1280 and following (and any successor statute).  The parties may engage in discovery pursuant to C.C.P. 1283.05.  They have the right to be represented by an attorney or representative of their choosing.  The arbitrator’s decision will be rendered in writing, and shall provide the legal and factual basis for the decision.  This agreement to arbitrate survives the termination of your employment with bebe.  The arbitrator shall have the authority to award all remedies that would otherwise be available under applicable law in court, but no more than that, with respect to the claims in question.  In addition, the parties agree to share equally in paying the arbitrator’s fees and expenses, as well as the cost, if any, of the room where the arbitration hearing is conducted.  However, each party shall pay their own attorneys’ fees, except the arbitrator shall have the authority to award reasonable attorneys’ fees and costs to the prevailing party where allowed by statute.

8.                                       Work Eligibility Documents:

As a condition of your employment with bebe stores, inc., you will be required to provide evidence of your identity and eligibility for employment in the United States.  It is required that you bring the appropriate documentation with you at the time of employment.  The required documentation is enclosed with this letter.

9.                                       Severance:

If both Greg Scott, CEO and Manny Mashouf, Chairman of the Board are no longer employed or affiliated with bebe Stores, Inc. and subsequently your employment is terminated without cause all within the first twenty four (24) months of your employment, you will receive salary continuation from the time of such termination, at your then current salary rate, for 1 year; and; if you are terminated without cause in your third year of employment and following Mr. Scott and Mr. Mashouf no longer being employed or affiliated with the Company, you will receive salary continuation, at your then current salary rate, for 6 months.  The receipt of such severance package would be contingent upon execution of a release of all claims and the acceptance of a non-compete agreement in favor of the employer.

This offer letter supersedes any prior discussions, agreements, understandings, offers or statements made to you during the interview process.  This offer letter and the Arbitration Manual represent the entire agreement regarding your position with bebe.  If you are in agreement with the provisions of this employment offer, please sign, date, and return the original of this letter to the Human Resources Department, acknowledging your understanding and acceptance; retain a copy for your records.

We are excited about you joining the team at bebe stores, inc., and I look forward to working with you.

Very truly yours,

/s/ Greg Scott

Greg Scott
Chief Executive Officer

cc:    Patricia Quartini, Human Resources

ACKNOWLEDGEMENT AND ACCEPTANCE

My signature below acknowledges my understanding and acceptance of bebe stores, inc.’s offer of employment subject to the terms and conditions set forth in this letter.

/s/ Erin Stern	5.8.07
Erin Stern	Date